FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject-  Book closure dates for Annual General Meeting and payment of dividend

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) that the Register of Members & Share Transfer Books of the Company will remain closed from June 7, 2014 to June 30, 2014 (both days inclusive) for the purpose of payment of dividend and Annual General Meeting (AGM) of the Company to be held on June 30, 2014.

This is in the context of the dividend recommended by the Board of Directors at its meeting held on April 25, 2014 as per the details given below:

1. A dividend of Rs. 100/- per preference share on 350 preference shares of the face value of Rs. 1 crore each; and

2. A dividend of Rs. 23/- per equity share of face value of Rs. 10/- each, subject to requisite approvals.

The payment date for the dividend, subject to approval of the same by the shareholders at the AGM, will be July 1, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 25, 2014	By:	/s/ Mr. Ranganath Athreya
		Name:	Mr. Ranganath Athreya
		Title:	General Manager - Joint Company Secretary & Head Compliance - Private Banking, Capital Markets & Non Banking Subsidiaries

April 25, 2014

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York
New York 10005
United States of America

Attn.: Filing Desk

Subject- Book closure dates for Annual General Meeting, payment of dividend

Dear Sir,

We wish to inform you that the Register of Members & Share Transfer Books of the Company will remain closed from June 7, 2014 to June 30, 2014 (both days inclusive) for the purpose of payment of dividend and Annual General Meeting (AGM) of the Company to be held on June 30, 2014.

This is in the context of the dividend recommended by the Board of Directors at its meeting held on April 25, 2014 as per the details given below:

1. A dividend of Rs. 100/- per preference share on 350 preference shares of the face value of Rs. 1 crore each; and

2. A dividend of Rs. 23/- per equity share of face value of Rs. 10/- each, subject to requisite approvals.

The payment date for the dividend, subject to approval of the same by the shareholders at the AGM, will be July 1, 2014.

Yours faithfully,

Ranganath Athreya